United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Targa Resources (TRGP)

NAME OF PERSONS RELYING ON EXEMPTION: Proxy Impact

ADDRESS OF PERSON RELYING ON EXEMPTION: 5011 Esmond, Richmond, CA 94805

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Targa Resources (TRGP)

Vote FOR: Proposal #5 Limit Supply Chain Flaring

Annual Meeting: May 23, 2023

CONTACT: Michael Passoff, CEO, Proxy Impact, michael@proxyimpact.com

The Proposal’s Resolved Clause:

Resolved: shareholders request that Targa issue a report assessing policy options to go beyond its existing efforts to curtail its impact on climate change from its own venting and flaring and from upstream venting and flaring that are attributable to or influenced by Targa’s midstream activities. The report should be made public, omit proprietary information, and be prepared expeditiously at reasonable cost.

Summary:

1.	As federal and state agencies finalize upcoming emissions rules and fees, operational practices at Targa Resources (“Targa” or “the Company”) pose an increasingly large regulatory risk, particularly in light of documented past concerning performance.
2.	By neither setting clear goals nor defining and disclosing metrics for measuring performance on flaring and venting reductions, Targa fails to adequately inform investors as to how the Company will address the risks and opportunities of the energy transition.
3.	As other midstream operators move to define and quantify upstream scope 3 emissions[i] (which include flaring) Targa has declined to detail the metrics or actions it could take to measure or reduce such emissions. This poses both a reputational and a market risk, leaving investors in the dark on an issue of increasing importance to purchasers and increasing prominence in the public discourse.ii
4.	Targa compares poorly in comparison to peers, evidenced by both the Company's operational performance and insufficient disclosures.

Background:

It has long been clear that flaring and venting represent significant sources of carbon dioxide emissions and air pollution from the oil and gas sector. Recent research highlights another risk associated with flaring: Poorly maintained flares have been shown to be a major source of methane—emitting up to five times the estimates currently reported by companies to shareholders and the U.S. Environmental Protection Agency.iii Midstream operators such as Targa are doubly exposed to this risk, as ongoing or episodic lack of capacity in the midstream sector due to equipment failures or downtime can not only cause flaring at midstream processing plants but can cascade to upstream facilities, requiring flaring by producers. In 2021, 39% of total flared gas in the U.S. was reported to be due to midstream bottlenecks.iv

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Research has also shown that midstream producers are prone to methane “super emitting” events which may represent half of all industry methane emissions. Yet because of their intermittent and hard-to-predict nature, these events are almost never reflected in Company emissions inventories. Multiple news reports utilizing satellite imagery have pinpointed dozens of super emitters events associated with Targa’s infrastructure.v It is of concern to shareholders that Targa has demonstrated a pattern of unreliability and a lack of accountability through both its frequent reported emissions events and super-emitting releases publicly identified first by third-party satellite data.vi

This third-party data has shown the Company to be responsible for multiple significant emissions eventsvii, evidencing that Targa lags its peers in this respect. This pattern is of major concern, as supply chain venting and flaring drives reputational, regulatory and transition risks for midstream operators such as Targa. This is particularly true as stakeholder and customer scrutiny on value chain emissions in line with net zero commitments increases, and regulators move to strengthen rules associated with methane emissions. Investors currently lack clear information on how Targa Resources will mitigate these risks going forward.

Targa contends in its Statement of Opposition that

“the scope described in the “supporting statement” of the proposal to set short- and medium-term flaring goals for third parties’ operations as well as Targa’s is too broadly described to be possible or effective.”

To the contrary, this shareholder proposal is specifically designed to not be prescriptive, nor to compel the Company to undertake particular actions that might damage its ability to conduct business with partners and customers. Rather, the proposal requests that the Company disclose its approach to managing an area of critical risk so that investors can fairly evaluate Targa as a company and accurately compare it to its peers. The information about Targa’s flaring and venting performance brought to light in news reports over recent months make it particularly important for prudent investors to have this insight into the Company’s strategy for the future.

As investors in Targa, we are concerned about material risks posed by: Targa’s documented high-impact flares and unscheduled emissions releases; Targa’s absence of a specific flaring reduction target; and Targa’s lack of substantive disclosure on future actions that could minimize the Company’s own flares and vents and the need of upstream partners to flare due to Targa’s operational practices.

Analysis

1.	As federal and state agencies finalize rules and fees associated with methane emissions, the venting and flaring caused by Targa’s operational practices pose an increasing regulatory risk, particularly in light of the Company’s documented past performance and in comparison to its peers.

The U.S. Environmental Protection Agency has proposed new methane regulations, including measures that could limit routine flaring.viii These regulations are expected to be finalized in 2023. The Inflation Reduction Act, passed by U.S. Congress in 2022 includes a key provision, the Methane Emissions Reduction Program, which includes a substantial charge on methane emissions from U.S. oil and gas facilities across much of the supply chain. This charge is assessed on methane emissions exceeding thresholds aligned with industry-set targets.ix

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Targa’s 2021 sustainability report briefly mentions a focus on reducing the Company’s own flaring and helping upstream partners and downstream customers meet their flaring and greenhouse gas intensity targets.x However, Targa has not provided meaningful detail on the level to which investors can expect the Company’s own flaring and venting performance would be improved, nor on how it would work with partners to help reach their stated targets.

2.	By neither setting clear goals nor defining and disclosing metrics for measuring performance on flaring and venting reduction, Targa fails to adequately inform investors as to how the Company will address the risks and opportunities of the energy transition.

In its Statement of Opposition, Targa contends that the report requested by this shareholder proposal is unnecessary due to the Company’s previous progress in reducing flaring and venting at its own operations, as well as its collaboration with partners and customers.

We commend Targa for its flare reduction performance. However, investors lack information on how and to what degree the Company intends to continue this progress in the future as Targa does not provide an explicit reduction target, specific information on how the Company is addressing the challenge, or a full explanation of what detailed metrics are used to measure progress. At a minimum, we would expect Targa to disclose total flared and venting volumes and associated greenhouse gas emissions, as well as causes (including, if it is an emergency flare or vent, where the emergency originated.) We expect that Targa likely already has these data available, but they have not been publicly disclosed.

Investors increasingly expect companies to set targets demonstrating that they are anticipating and managing the risks of climate change to their business and to helping to ensure the world is on track to meet the goals of the Paris Climate Agreement. For instance, the Climate Action 100+ initiative, including investors with more than $68 trillion in assets under management, has established a Net-Zero Company Benchmark, evaluating whether companies report all emissions in their value chains (i.e., including scope 3 emissions) and set short-, medium- and long-term targets aligned with the 1.5°C goal of the Paris Agreement. Flaring and venting represent major sources of carbon dioxide and methane emissions and are expected to be the focus of increased scrutiny as detection capabilities continue to improve.xi

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3.	As other midstream operators move to define and quantify upstream scope 3 emissionsxii, which include flaring, Targa has declined to detail the metrics or actions it could take to measure or reduce such emissions. This poses both a reputational and a market risk, leaving investors in the dark on an issue of increasing importance to purchasers and increasing prominence in the public discourse.

We seek to ensure that Targa is properly positioned to mitigate the risks of the energy transition, capitalize on its opportunities, and maintain a strong license to operate with communities, regulators, upstream partners, and downstream customers. As the market for North American natural gas becomes increasingly global through LNG exports, customers may become more sensitive to the value chain emissions profile of natural gas purchased.xiii

The Company notes in its Statement of Opposition that

“most of Targa’s flaring results from unplanned events like operational disruptions across the natural gas value chain… since most of the flaring in the midstream sector is due to unplanned or unexpected events, setting specific emissions targets for our operations does not make sense.”

Yet as investors, what we seek to understand is what actions Targa is taking in areas where the Company indeed does have influence over flaring, such as communication practices with partners and preventive maintenance. Targa’s disclosures to the Texas Center for Environmental Quality (TCEQ) indicate emissions releases in the past year due to factors such as corroded pipes.

4.	Targa compares poorly in comparison to peers, evidenced by both the Company's operational performance and insufficient disclosures.

Targa lags its peers by failing to provide clear information about how it is managing the reputational, regulatory, and transition risks of its operational practices related to flaring, venting, and methane super emitter events. This is demonstrated by multiple third-party satellite detections of significant releases and the degree to which the Company lags in clear disclosures of plans for reducing the Company’s own flaring and venting as well as associated releases within the value chain.

We have seen other companies publicly detail their progress while facing similar challenges. For instance, Williams has provided a greater level of transparency by reporting its total volume of gas flared in metric tons, since 2019. Kinder Morgan has detailed the methods by which it reduced flaring emissions including improving compressor reliability, re-injecting unprocessed gas when processing equipment is down for maintenance activities, automating gas control, improving flaring metering, reducing flare assist gas, and optimizing downtime. DCP initiated several gas offloads to provide flow assurance and potentially reduce flaring for customers, particularly in their growing basins. Stronger qualitative and quantitative information would help Targa’s investors accurately assess the Company’s performance, risks, and opportunities in line with its peers.

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Conclusion

As investors in Targa, we are concerned that the Company is not adequately managing the reputational, regulatory, and transition risks resulting from value chain venting and flaring. By not publicly disclosing clear, specific information on the scale and scope of the Company’s efforts to reduce flaring at its own facilities and those belonging to upstream partners impacted by Targa, the Company leaves investors without sufficient information to accurately assess the Company. As responsible fiduciaries, we seek to assess whether the Company is adequately mitigating risks in line with peers. We acknowledge that Targa faces uncertainties. We want to understand how the Company will manage them.

Targa’s recent track record raises company-specific concerns, and the Company’s lack of a clear target for reducing flaring both undermines confidence that this is an issue Targa takes seriously and makes it difficult to understand how it factors a priority for the Company. Investors are left unable to evaluate whether Targa is adequately managing risks and opportunities in comparison to its peers.

Vote FOR: Proposal #5 Limit Supply Chain Flaring

i https://www.enbridge.com/sustainability-reports/resilient-energy-infrastructure/metrics-and-targets

ii https://www.businesswire.com/news/home/20230111005195/en/Leading-U.S.-Natural-Gas-Companies-Establish-Appalachian-Methane-Initiative; https://www.reuters.com/article/engie-lng-france-unitedstates-idUSKBN27808G

iii https://www.science.org/doi/10.1126/science.abq0385

iv Rystad Energy

v https://apnews.com/article/science-texas-trending-news-climate-and-environment-0eb6880f7c4532a845155a3bd44c2e4b

vi https://www.bloomberg.com/news/articles/2023-02-14/texas-investigates-targa-s-failure-to-swiftly-report-big-gas-release?sref=PlDUjZJR

vii https://www.bloomberg.com/news/articles/2023-02-14/texas-investigates-targa-s-failure-to-swiftly-report-big-gas-release?sref=PlDUjZJR; https://www.bloomberg.com/news/articles/2021-04-29/hidden-super-polluters-revealed-in-wake-of-texas-energy-crisis?leadSource=uverify%20wall

viii https://www.epa.gov/controlling-air-pollution-oil-and-natural-gas-industry/epa-issues-supplemental-proposal-reduce

ix https://blogs.edf.org/energyexchange/2023/01/25/the-inflation-reduction-act-is-a-game-changer-on-methane-heres-why-2/

x https://www.targaresources.com/static-files/fc7c9303-bf39-45f9-82e1-00fa111057ef

xi https://business.edf.org/insights/methane-satellites-usher-in-new-era-of-emissions-visibility-and-transparency/

xii https://www.enbridge.com/sustainability-reports/resilient-energy-infrastructure/metrics-and-targets

xiii https://www.reuters.com/article/engie-lng-france-unitedstates-idUSKBN27808G

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